As filed with the Securities and Exchange Commission on November 7, 2002

File No. 70-9635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 10
(Fifth Post-Effective)
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
and its Subsidiaries
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.

(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

     Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), as the successor corporation in the merger of Northern States Power Company and New Century Energies, Inc., and certain of its subsidiaries filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the “Commission”) in this file on February 23, 2000, as amended April 10, 2000, June 26, 2000, August 3, 2000, August 4, 2000, August 22, 2000, October 12, 2001, October 19, 2001 and March 6, 2002 (as so amended, the “Original Financing U-1”). In Amendment No. 9 (Fourth Post-Effective) (“Amendment No. 9”), Xcel Energy and its Subsidiaries (as hereinafter defined) (the “Applicants”) seek an amendment to the authorization granted by the Commission in its order issued on August 22, 2000 (Holding Co. Act Release No. 27218) (the “August 2000 Order”) and its order issued on March 7, 2002 (Holding Co. Act Release No. 27494) ( the “100% Order”, and together with the August 2000 Order, the “Financing Orders”), as described below. This Amendment No. 10 (Fifth Post-Effective) (this “Amendment”) amends and restates Amendment No. 9, except Exhibit H thereto. Capitalized terms used herein are used with the same meanings as in the Original Financing U-1.

ITEM 1. Description of the Proposed Transaction

     A.     Introduction and General Request

     In the August 2000 Order the Commission authorized (i) Xcel Energy, Black Mountain Gas Company (“Black Mountain”) and Cheyenne Light, Fuel and Power Company (“Cheyenne”) to engage in external financings; (ii) Xcel Energy and certain of the Subsidiaries to engage in intrasystem financings, including guarantees; (iii) Xcel Energy and the Subsidiaries to enter into hedging transactions for existing and anticipated debt; (iv) Xcel Energy and the Subsidiaries to establish, guarantee the obligations of, and borrow the proceeds of the debt and preferred securities issued by, one or more special purpose financing entities; (v) Xcel Energy and any Subsidiary to acquire and restructure investments in one or more special purpose entities organized for the purpose of acquiring, financing, and holding the securities of one or more Nonutility Subsidiaries; and (vi) Xcel Energy and any Nonutility Subsidiary to pay dividends out of capital and unearned surplus. In the 100% Order, the Commission authorized Xcel Energy to use the proceeds of its securities issuances to invest up to 100% of its “consolidated retained earnings,” as defined in Rule 53(a)(1)(i) under the Act, in exempt wholesale generators (“EWGs”), as defined in section 32 of the Act, and foreign utility companies (“FUCOs”), as defined in section 33 of the Act. The authorizations granted by the Commission in the Financing Orders were subject to certain parameters set forth in the Financing Orders and the Original Financing U-1, as described below, including without limitation a requirement that Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 30% of capitalization (the “Xcel 30% Test”).

     In this Amendment and as explained in detail below, the Applicants seek authorization, subject to various conditions and within the limits authorized by the Commission in the Financing Orders or in a separate proceeding, for the Applicants to engage in certain financing transactions specified herein at a time when the Xcel 30% Test is not met. Applicants also request that the Commission reserve jurisdiction in respect of the authorization for the Applicants to engage in any additional financing transactions authorized in the Financing Orders during the period through June 30, 2003 when the Xcel 30% Test is not met.

     B.     Other Relevant Order

     In Holding Company Act Release No. 27533 (May 30, 2002) (the “NRG Order”), the Commission authorized Xcel Energy to acquire through an exchange offer and subsequent short-form merger (collectively, the “Exchange Offer”) the outstanding publicly-held stock of its 74%-owned subsidiary, NRG Energy, Inc. (“NRG”), and to issue up to 33,394,564 shares of common stock pursuant to such transaction. Such 33,394,564 shares can only be issued for the purposes set forth in the NRG Order and are not available for general issuance. The shares of common stock of Xcel Energy issued pursuant to the NRG Order are not included in the Xcel Financing Limit. NRG became a wholly-owned subsidiary of Xcel Energy on June 3, 2002, pursuant to the Exchange Offer.

     C.     Overview of the Companies

     On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to the Commission’s order in New Century Energies, Inc. Holding Co. Act Release No. 27212 (August 16, 2000). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

     Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation (“NSP-M”); Northern States Power Company, a Wisconsin corporation (“NSP-W”); Public Service Company of Colorado (“PSCo”); Southwestern Public Service Co. (“SPS”); Black Mountain; and Cheyenne. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain, which sale will be subject to approval by the Commission under the Act.

     Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses.1 The Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: Viking Gas Transmission Company, an interstate natural gas pipeline subject to FERC jurisdiction under the Natural Gas Act; NRG, a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc. and e prime Energy Marketing, Inc. (collectively, “e prime”), marketers of

[1] Such subsidiaries, together with any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities are acquired in accordance with Commission authorization or in accordance with an exemption provided under the Act or the Commission’s rules thereunder, are referred to herein as the “Non-Utility Subsidiaries”. The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to herein as the “Subsidiaries”.

natural gas and other fuels; XERS, Inc. (“XERS”), a marketer of electricity at retail in Texas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits.

     D.     Description of the Proposed Transaction

1. Requested Authorization.

     Due to losses from impairment charges to be recorded at NRG, as discussed below, Xcel Energy will cease to meet the 30% Test as of September 30, 2002. The Applicants request authorization, within the limits authorized by the Commission in the Financing Orders or in a separate proceeding, for the Applicants to engage in the financing transactions authorized in the Financing Orders at a time when the Xcel 30% Test is not met, subject to the following conditions:

1. The common equity of Xcel Energy, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization,[2] shall be at least 24% of total capitalization of Xcel Energy; and

2. Applicants shall not engage in any of the financing transactions authorized in the Financing Orders or in a separate proceeding at any time after March 31, 2003, unless at such time the Xcel 30% Test is met.

With the exception of the proposed revision to the Financing Orders specified in this paragraph, all terms and conditions of the Financing Orders will remain in effect and all securities issued by

[2] In making such adjustments, Xcel Energy shall include the effects on capitalization from the disposition by NRG or its subsidiaries of their ownership of the Killingholme generation facility in England and the Brazos Valley generation facility in Texas, which facilities NRG or its subsidiaries are in the process of transferring to lenders for such facilities through foreclosure proceedings, consensual arrangements with the lenders or similar actions, even though legal title may not have been transferred to the lenders at such time.

the Applicants pursuant to the authorization granted by the Commission in the Financing Orders will be subject to the terms and conditions of the Financing Orders.

     The financing authority granted by the Commission in the Financing Orders3 is subject to the following general terms and conditions, where appropriate:

Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies authorized by the Financing Orders will not exceed competitive market rates for securities of comparable credit quality with similar terms and features;

Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years;

Rating of Long-Term Debt. Any long-term debt to be issued by Xcel Energy will, at the time of original issuance, be rated at least investment grade by a nationally recognized credit rating organization; and

Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization; and the common stock equity of each of the Utility Subsidiaries, individually, will be at least 30% of its respective total capitalization.

     At this time, Applicants specifically request that the Commission authorize the following transactions:

A. Issuance of up to $400 million of debt (including convertible debt) in connection with the repayment, refinancing, replacement and/or substitution of the $400 million credit facility maturing on November 8, 2002;

B. Issuance of guaranties, to support the trading obligations of NRG Power Marketing, Inc., in renewal of existing guaranties expiring on or before January 1, 2003, provided that the notional amount of such guarantees outstanding shall not be increased and the aggregate notional amount of such guarantees shall not exceed $118 million;

C. Intercompany loans to Cheyenne and Black Mountain such that the aggregate principal amount of such intercompany loans at any time outstanding shall not exceed $80 million in the aggregate[4], as authorized in the Financing Orders;

D. Payment of dividends by the Nonutility Subsidiaries of Xcel Energy out of capital or unearned surplus; and

[3] Pursuant to the Financing Orders, Xcel Energy is authorized (i) to issue and sell common stock and long-term debt, provided that the aggregate proceeds from the issuance of common stock pursuant to the Financing Orders (other than in respect of employee benefit plans and dividend reinvestment plans) and the aggregate principal amount of long-term debt outstanding does not exceed $2 billion and (ii) to issue and have outstanding $1.5 billion of short-term debt. As of September 30, 2002, Xcel Energy had issued and sold $517.5 million of common stock (other than in respect of employee benefit plans and dividend reinvestment plans) and had outstanding $1.0 billion of long-term debt outstanding. Also, as of September 30, 2002, Xcel Energy had outstanding $400 million of short-term debt under a revolving credit facility that is scheduled to be renewed or replaced in November 2002.
[4] The aggregate outstanding principal amount of loans outstanding to Cheyenne and Black Mountain as of September 30, 2002 is approximately $25.5 million. These loans operate on a revolving basis.

E. Issuance of common stock subject to the limits set forth in the Financing Orders, including without limitation common stock issued in connection with dividend reinvestment plans and employee benefit plans.

     Applicants request, however, that pending completion of the record, the Commission reserve jurisdiction in respect of authorization for the Applicants to engage in any additional financing transactions authorized by the Financing Orders during the period through June 30, 2003 when the Xcel 30% Test is not met, provided that the common equity of Xcel Energy, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, is at or above 24% of total capitalization. Xcel Energy shall file an amendment to this Application seeking specific authorization of the Commission as to any such matters by supplemental order in this proceeding. Xcel Energy respectfully submits that such authorization may be granted by the Commission without further notice in this matter.

     As reflected on Exhibit G, as of June 30, 2002, Xcel Energy’s common equity constituted 30.8% of Xcel Energy’s capitalization. In addition, reflecting actions occurring since June 30, 2002, and results of operations for July and August, 2002, as of August 31, 2002, Xcel Energy’s common equity was 30.6% of capitalization.

     There exist, however, circumstances that will result in the common equity of Xcel Energy falling below 30% of capitalization and thus Xcel Energy failing to satisfy the Xcel 30% Test for a period of time. In particular, NRG is expected to take an impairment charge under FASB 144 in excess of $2.0 billion, which will reduce Xcel Energy’s common equity to below 30%. As previously announced, Xcel Energy is evaluating the business of NRG and its other non-utility businesses and is considering certain alternatives. Alternatives under consideration include the possible sale or abandonment of selected generating assets of NRG, a restructuring of the debt of NRG, and exiting other non-utility businesses which do not fit strategically with Xcel Energy, as described below.

     While Xcel Energy has adequate liquidity at this time, Xcel Energy seeks the authorization requested by this Application to renew or replace a $400 million credit facility that matures November 8, 2002 and, if necessary, to fund $300 million under the Support Agreement (as defined herein) and approximately $110 million under guarantees of obligations of NRG and its subsidiaries. Also, of immediate importance to Xcel Energy is the ability of Xcel Energy to make intercompany loans and to issue guarantees to support various activities in its system during the period that the Xcel 30% Test is not met.5 Xcel Energy historically has made intercompany loans to fund the operations of its subsidiaries, particularly Cheyenne and Black Mountain, and has provided guarantees to its various subsidiaries. Attached hereto as Exhibit I is a schedule of all outstanding guarantees of Xcel Energy as of September 30, 2002 (other than indemnification in respect of bonds exempt under Rule 45(b)(6)). Also, with the recent downgrade of NRG to below investment grade, Xcel Energy began guaranteeing various trading obligations of NRG Power Marketing, Inc. (“NRG Marketing”), a Rule 58 company and a

[5] Xcel Energy has also guaranteed certain obligations of its subsidiaries through an indemnification of one or more surety companies or agencies, which have agreed to provide bonds for such subsidiaries, pursuant to Rule 45(b)(6). Xcel Energy proposes to continue to provide such guarantees in accordance with the terms and conditions, and within the limits, of such rule.

wholly-owned subsidiary of NRG engaged primarily in purchasing and selling natural gas and electricity. While NRG was investment grade, the guarantees were provided by NRG. NRG Marketing needs the credit support of Xcel Energy through guarantees to continue operating without substantial disruption of its businesses. NRG Marketing’s activities support the generation assets held directly or indirectly by NRG. Xcel Energy commits that NRG Marketing will not engage in speculative trading activity, but rather that NRG Marketing will only trade around the assets of NRG and its project investments. For example, NRG Marketing will engage in transactions for the purchase and sale of electricity on behalf of the generating projects of NRG and the procurement of fuel for the projects. In addition, Xcel Energy commits that during the period that Xcel Energy does not meet the Xcel 30% Test, e prime will not enter into any new trades which expose the Xcel Energy system to speculative risk. e prime will only enter into transactions if its aggregate portfolio risk after entering into such transaction does not exceed $500,000.

     In addition, Xcel Energy seeks authorization for its Nonutility Subsidiaries to pay dividends out of capital and unearned surplus. In connection with the sale by NRG of generating assets, it is highly likely that the subsidiary of NRG that owns a particular project being sold and that receives the net proceeds from the sale will not have sufficient retained earnings to dividend the net sale proceeds upstream for utilization by NRG or another subsidiary of NRG to pay outstanding indebtedness. This inability to use net sale proceeds to reduce debt will inhibit significantly efforts to improve the financial condition of NRG while the Xcel 30% Test is not met.

     Notwithstanding the foregoing, Xcel Energy commits that at any time that the Xcel 30% Test is not met, neither Xcel Energy nor any Subsidiary of Xcel Energy (other than NRG and its subsidiaries) will invest or commit to invest any funds in NRG and/or any EWG or FUCO, except for any amount required to honor the obligations of Xcel Energy under the Support Agreement and/or under any guaranty of the obligations of NRG or any EWG or FUCO, which was a valid and binding obligation of Xcel Energy prior to the time that Xcel Energy fell out of compliance with the Xcel 30% Test and was entered into by Xcel Energy in conformity with the terms and conditions of the Financing Orders.6 Furthermore, Xcel Energy commits that during

[6] Recognition of an impairment loss in respect of asset sales and/or suspended projects could also result in a reduction in Xcel Energy’s consolidated retained earnings, which could result in Xcel Energy’s “aggregate investment”, as defined in Rule 53, in EWGs and FUCOs exceeding 100% of Xcel Energy’s “consolidated retained earnings”, as defined in Rule 53, the investment limitation set forth in the 100% Order. However, since Xcel Energy satisfied the investment limitation at the time that it committed to make the investment in NRG (i.e., by entering into the Support Agreement or issuing the guarantees), the failure of Xcel Energy to satisfy the investment limitation at the time of the investment as a result of a change in its consolidated retained earnings should not be determinative. In Holding Co. Act Release No. 25757 in which Rule 53 was proposed, the Commission stated :

“The rule contemplates valuation of a proposed investment as of the date of that initial investment. Aggregate investment would include amounts invested to date, as well as amounts to be invested over time, as estimated at the time of the initial investment. Any subsequent changes in the system’s retained earnings, or in the value of an investment, would not affect the company’s continued reliance upon the rule with respect to that particular investment. The rule thus would afford commercial certainty.”

In Holding Co. Act Release No. 25886 pursuant to which Rule 53 was adopted, the Commission stated:

the time that Xcel Energy is not in compliance with the Xcel 30% Test, Xcel Energy will not permit NRG to invest, or commit to invest, in any new projects which qualify as EWGs or FUCOs; provided, however, NRG may increase its investment in EWGs and FUCOs as a result of the qualification of existing projects as EWGs or FUCOs and NRG may make additional investments in an existing EWG or FUCO to the extent necessary to complete any project or desirable to preserve or enhance the value of NRG’s investment therein. Xcel Energy requests that the Commission reserve jurisdiction over any additional investment by Xcel Energy and its Subsidiaries in EWGs and FUCOs during the period that the Xcel 30% Test is not met.

     Xcel Energy hereby commits that, prior to making any payment to NRG under or pursuant to the Support Agreement, it shall (i) engage, for a fixed and not a contingent fee, an independent financial advisor, which has expertise in complex corporate transactions and which is not unacceptable to the staff of the Commission, to review the proposed transaction and (ii) deliver to the staff of the Commission a letter of such financial advisor stating in substance that the payment, in the context in which it is being made, does not impose an unreasonable financial burden on Xcel Energy and is a reasonable business decision of Xcel Energy, after consideration in each case of, among other things, the interests of investors in Xcel Energy or any Utility Subsidiary and the protection of the consumers of electricity or natural gas of the Utility Subsidiaries in light of the interests sought to be protected under the Act. In delivering such letter to the staff of the Commission, and, if legal matters affect conclusions contained in such letter, the financial advisor shall be entitled to rely on the advice of independent legal counsel.

2. Background

     As noted above, pursuant to the authority in the NRG Order, Xcel Energy acquired the outstanding publicly-held stock of NRG on June 3, 2002, increasing its ownership interest in NRG from 74% to 100%. NRG is engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy capacity and related products. As of September 30, 2002, NRG had interests in power generation facilities (including those under construction) having a generation capacity of approximately 36,685 MW, of which NRG has, or will have, net ownership of 25,715 MW. As of September 30, 2002, NRG had interests in projects in the United States and internationally, as follows:

Region	Size

United States
In operation	18,826mw
Under construction	2,341mw

Australia/Asia Pacific
In operation	2,106mw
Under construction	0

Europe
In operation	1,852mw
Under construction	0

Latin/South America
In operation	436mw
Under construction	154mw

     With respect to the district heating and cooling systems and steam transmission operations, NRG's thermal and chilled water businesses have a steam and chilled water capacity equivalent to approximately 1,643 MWt, of which its net ownership was 1,516 MWt as of September 30, 2002.

(continued...)

“Once an applicant has established that a particular financing transaction comes within the partial safe harbor of rule 53, it can continue to rely upon the rule with respect to that transaction, regardless of subsequent changes in the system’s consolidated retained earnings.”

Thus, since Xcel Energy satisfied the investment limitation of the 100% Order at the time of its commitment to invest in NRG pursuant to the Support Agreement and existing guarantees, there should not be reconsideration at the time that Xcel Energy sells securities for purposes of funding its commitments.

     Xcel Energy’s decision to complete the Exchange Offer was based on numerous factors, including the belief that it would enable Xcel Energy to place NRG on sounder financial footing. As announced by Xcel Energy at the time of the Exchange Offer, the independent power production sector had experienced a significant erosion in market valuations and a fundamental shift in market perception, affecting NRG’s access to external capital. As a result of this market shift, NRG faced an urgent need for an equity infusion to strengthen its capital structure and to fund its operations. Xcel Energy, based upon the advice of its financial advisor, concluded that the best alternative to address NRG’s funding needs and capital structure, and thereby preserve Xcel Energy’s investment in NRG, was the acquisition by Xcel Energy of the publicly-held shares of NRG common stock and the implementation of a revised business plan for NRG. Xcel Energy’s revised business plan for NRG included, among other things, additional equity infusions into NRG, the possible sale of up to $1.9 billion of NRG’s generating assets and the cancellation or deferral of certain of NRG’s planned projects.

     Xcel Energy was optimistic that earnings from NRG would remain positive and at a higher level than NRG could have achieved on a stand-alone basis. It now appears that NRG will operate at a loss, without regard to non-recurring losses, for 2002. See Exhibit J-4, Projected Financial Statements for 2002 - 2003 for NRG. NRG’s results are highly dependent on the demand for, and price of, wholesale power, both of which have been depressed during 2002 in various markets served by NRG. Moreover, central to improving NRG’s financial condition was keeping the credit ratings of NRG’s debt at investment grade, which Xcel Energy planned to achieve through the implementation of the revised business plan for NRG described above.

     Despite Xcel Energy’s efforts, the ratings for NRG’s debt were lowered to below investment grade in late July and early August by all major credit ratings. This, in turn, triggered an obligation by NRG under various loan agreements to post collateral ranging from $1.1 billion to $1.3 billion. NRG successfully obtained waivers from its various lenders to post the required collateral, which waivers expire on September 13, 2002. Since NRG was unable to post the required collateral when the waivers expired on September 13, 2002, NRG obtained from its lenders extensions of the waivers of its obligation to post collateral until November 15, 2002 (the “Waiver Extension”).7 Obtaining extensions of the waivers was of critical importance to NRG because, as reported in Xcel Energy’s Form 10-Q for the quarter ended June 30, 2002:

“The failure to post the required collateral will result in defaults unless waivers are obtained. If NRG is unable to obtain waivers or modifications of these collateral requirements and the underlying obligations are accelerated, NRG would need to refinance or restructure its obligations and, if unsuccessful in these efforts, to consider all other options including a restructuring under the bankruptcy laws.”

     In light of NRG’s financial situation, Xcel Energy believed that the NRG asset sales needed to occur as soon as possible. Even though some transactions would be at a loss (i.e., the sale price will be less than NRG’s equity investment in the generating project being sold), the sales would generate net cash proceeds that would enable NRG to reduce its debt and will

[7] See Exhibit N — Waiver Extension. The Waiver Extension was terminated on November 6, 2002. Xcel Energy does not believe this action will impact the ongoing efforts to restructure NRG.

provide NRG with needed liquidity.8 The issues of the cash to be realized by NRG from asset sales and the liquidity needs of NRG were addressed in Xcel Energy’s Form 10-Q for the quarter ended June 30, 2002, as follows:

“Indicative bids received and discussed with the board in June 2002 for NRG’s international projects, if ultimately proceeding to a sale at the bid price, are currently expected to generate proceeds of approximately $800 million to $1.3 billion of cash, compared to book value (of equity investments in such projects) of approximately $1.5 billion resulting in material losses. Bids for certain NRG domestic projects were not presented in detail to the Xcel Energy board at their June meeting. However, management anticipates that bids on domestic projects could generate an additional $500 million to $900 million of cash from sale proceeds compared to book value of approximately $900 million to $1.1 billion. As a result, material losses could also result from the sale of NRG’s domestic projects. Proceeds from asset sales are expected to be used to pay down NRG debt. . .

Assuming the waiver of cash collateral requirements and no new liquidity sources, other than expected proceeds from near term asset sales, coupled with aggressive cost management and deferrals of certain payments, it is currently estimated that NRG could exhaust its existing liquidity resources during October 2002. Pending the resolution of NRG credit and liquidity contingencies and the timing of possible asset sales, a portion of NRG’s long-term debt obligations have been classified as a current liability on the accompanying balance sheet due to the possibility of lenders having the ability to call such debt within 12 months of the balance sheet date. If NRG is successful in executing the asset sales plan as currently contemplated, can avoid the need for posting significant amounts of cash collateral, and remains in compliance with its credit facilities, there should be sufficient proceeds to enable NRG to pay its debts as they come due.” (Emphasis added)

     Despite the recent significant financial troubles of NRG, significant progress has been made in the implementation of the business plan for NRG. During the second quarter of 2002, Xcel Energy completed the Exchange Offer, made additional investments in NRG in the aggregate amount of $503 million and committed under a Support and Capital Contribution Agreement (the “Support Agreement”) to invest an additional $300 million to NRG under various circumstances. The possible sale of various NRG generating projects continues. Sales

[8] Many of the generating projects likely to be sold by NRG were project financed and the debt at the project level, while included on Xcel Energy’s consolidated balance sheet, is non-recourse to NRG. When NRG sells such projects, the amount that NRG receives for its equity investment in the project, after reduction for transaction costs associated with the sale, will be available to NRG as net cash proceeds. For example, assume NRG’s equity investment (i.e., its net book value) in a generating project is $250 million and the project was financed through non-recourse debt at the project level of which $500 million is outstanding. Next, assume NRG sells its interest in the project for $150 million. The effect of the sale will be that: (i) NRG receives $150 million for its use, which it can use to repay other debt unassociated with the project being sold, (ii) NRG will record a loss of $100 million ($250 million book value less the $150 million sale price), (iii) the project debt of $500 million will remain at the project level, and (iv) since NRG no longer would own the project, the project debt will be removed from Xcel Energy’s consolidated balance sheet.

have been approved for seven projects at approximately their aggregate net book value. These sales are expected to be completed before December 31, 2002, and will generate approximately $350 million of net cash proceeds to NRG and the elimination of a comparable amount of debt from the consolidated balance sheet of Xcel Energy.

     In the event that bids received by NRG for a particular asset, in either a competitive or negotiated process, are not within a reasonable range of the estimated sales price for such asset, NRG may decide not to proceed with the sale of that particular asset. The number and diversity of assets of NRG proposed for sale provides NRG some flexibility in the sales process and would allow NRG to walk away from some offers that do not recognize the expected value of the asset. It should also be noted that NRG’s assets which are proposed for sale, including international and some domestic assets, tend to be more stable in terms of valuation expectations, than the more merchant-type assets. The asset sales are being undertaken for two primary purposes — namely, to improve NRG’s liquidity and to reduce debt. If a potential sale will not achieve these objectives, it will likely not occur. Moreover, various lenders to NRG have urged NRG to postpone asset sales at other than optimal prices to preserve the long-term value of NRG on a go-forward basis.

     The issue of the possible bankruptcy of NRG was also addressed in Xcel Energy’s Form 10-Q for the quarter ended June 30, 2002.

“At the present time and based on conversations with various lenders, Xcel Energy management does not believe the appropriate course of action would be filing by NRG to seek relief under the bankruptcy laws. Rather it believes that the implementation of its plans for NRG as discussed in Note 6, coupled with waivers from lenders is the appropriate course of action to restore NRG’s financial strength. In the event that NRG is unable to work through the issues as described above and is unable to obtain adequate financing on terms acceptable to NRG, there would be substantial doubt as to NRG’s ability to continue as a going concern.”

     The referenced “plans for NRG as discussed in Note 6” are essentially the same revised business plan that Xcel Energy announced at the time of the Exchange Offer.

3. Current Situation

     Following the completion of the Exchange Offer and in accordance with its announced plans for NRG, the managements and Boards of Directors of Xcel Energy and NRG pursued the possible sale of some of the existing generating assets of NRG. Except as noted below, the managements of Xcel Energy and NRG have not yet completed their review of bids received to date for many of the NRG assets considered for sale, and the Boards have not yet received or committed to managements’ recommended plan to sell such assets. In addition, Xcel Energy’s management and Board have not yet completed their review of other non-utility businesses for their strategic fit, and thus, with one exception, has not committed to a plan to sell any such businesses. This commitment is required before NRG’s assets or the non-utility businesses are classified as “held for sale”.9

     Under generally accepted accounting principles, Xcel Energy evaluates assets classified as “held for use” by comparing the book value to the discounted cash flows expected, and evaluates assets classified as “held for sale” by comparing the carrying value of the asset to its fair value. Thus, if any asset being reclassified as “held for sale” has a fair value which is less than its book value, Xcel Energy will record an impairment charge against income to reduce the carrying value of the asset to its fair value at the time it is classified as “held for sale”. Although the actual asset sales may not occur until later periods, this write-down must be made at the time that the asset is determined to be “held for sale”, not at the time of the completion of the sale and application of the net proceeds to the reduction of outstanding indebtedness.

     In light of the recent erosion in power pool prices and related asset valuations within the independent power production sector, Xcel Energy expects to recognize an impairment loss as NRG’s Board considers, and later this year potentially approves, a plan to sell certain NRG or other non-utility assets. In the third quarter of 2002, NRG recorded a $72 million loss in connection with “assets held for sale”. These transactions are generally scheduled to close during the fourth quarter of 2002.

     In addition, in connection with the restructuring of NRG, Xcel Energy’s and NRG’s managements are evaluating the ability of NRG to meet its cash flow commitments for a number of projects, including those currently operating and those under construction. Limited financial resources will lead to NRG canceling or deferring the funding of certain of NRG’s planned projects under construction, and/or deciding not to contribute additional funds to certain projects already operating. If such cancelled or deferred capital spending affects the future viability of a project to continue and operate successfully, future cash flows from the projects may be insufficient to support recovery of investments made to date. In this situation, FASB 144 would require an impairment charge to the extent current investments in projects were not recoverable by future cash flows.

     Management of Xcel Energy and NRG are currently obtaining the best information available related to future cash flows for projects, other than those held for sale, which may not be recoverable. Once this information is obtained for all projects potentially affected by NRG’s restructuring efforts, it will be evaluated in relation to carrying values of project investments, and any values assessed as unrecoverable would require impairment charges under FASB 144. FASB 144 requires a two step process: first, a test for impairment based on a comparison of undiscounted future cash flows to investment carrying values; second, if undiscounted cash flows are insufficient, impairment is measured by the difference between discounted future cash flows and the investment carrying values. Because NRG has many projects in operation and

[9] Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FASB 144”) sets forth the criteria for classification as “held for sale” — including, among others, (a) management, having the authority to approve the action, commits to a plan to sell the asset, (b) the asset is being actively marketed for sale and (c) the sale of the asset is expected to be completed within one year. In addition, FASB 144 sets forth standards for assessing and measuring impairment of assets “held for use”, including: example indicators of possible impairment; the process to test for impairment using estimated cash flows; and the means to measure impairment as the difference between carrying value and fair value of assets.

under construction, there is a significant amount of information to gather and evaluate for each project before the FASB 144 impairment testing and measurement can be completed. This information comes from both internal and external sources, using the assistance of consultants and experts to ensure that the cash flow assumptions are appropriate. In addition, the information is also being updated to ensure consistency with the emerging business plans of NRG, based on the latest business plans for a restructured NRG and subject to the review of lenders and creditors currently involved with the restructuring process.

     Once the evaluation and assessment process is complete, any impairment charges (i.e., losses) would be required to be recorded in the period in which future cash flow projections were reduced below project investment levels. This will occur in connection with the preparation of the financial statements for the quarter ended September 30, 2002, as NRG management, in collaboration with creditors, decides which projects will be funded and which will not be. Depending on the decisions ultimately made, impairment charges related to NRG’s delayed, cancelled, or unfunded projects will be substantial and will cause Xcel Energy’s common equity level to fall below 30% of its capitalization. At the present time, Xcel Energy expects NRG to record impairment charges as of September 30, 2002, in excess of $2.0 billion, which will definitely cause its common equity level to fall below 30%.

     Despite the large losses from the impairment charges, Xcel Energy expects that any reduction of its common equity ratio below 30% would be temporary. As discussed above, upon consummation of the sale of generating assets of NRG and other non-utility businesses, the outstanding indebtedness of Xcel Energy and its Subsidiaries will be reduced — either by the application of net proceeds of such sale to repay outstanding indebtedness at NRG or as a result of the purchaser of a project assuming the project-related indebtedness. See Exhibit J-1, Xcel Energy’s Forecasted Capitalization.

     In addition to pursuing a strategy of asset sales, NRG is pursuing a parallel path — a consensual restructuring of its outstanding indebtedness. As part of the Waiver Extension, NRG is to submit to its various lenders a restructuring plan on October 31, 2002. The restructuring plan will address Xcel Energy’s continuing role and degree of ownership of NRG. Due to the large levels of debt at NRG, Xcel Energy believes that the restructuring plan will involve the conversion of significant amounts of NRG debt into NRG common stock and the reduction of Xcel Energy’s ownership interest in NRG to below 50% or even the entire elimination of Xcel Energy’s ownership interest in NRG. As a result, NRG will no longer be a consolidated subsidiary of Xcel Energy. Upon the deconsolidation of NRG from the financial statements of Xcel Energy, Xcel Energy’s common equity ratio will improve to at least 30%.

     Completion of a consensual restructuring of NRG will, however, be dependent on the cooperation of NRG’s lenders. If a consensual arrangement cannot be reached, NRG is expected to continue selling assets to reduce its debt and improve its liquidity, which also increases the common equity ratio of Xcel Energy to at least 30%, as discussed above.

     Even assuming cooperation of NRG’s lenders, a consensual restructuring may involve the filing of a consensual bankruptcy proceeding by NRG in which all significant parts of the restructuring plan for NRG are approved in advance by a majority of NRG’s creditors. Also, if a consensual arrangement cannot be reached, NRG’s creditors may seek to force NRG into bankruptcy. It should be noted that the filing of a bankruptcy proceeding by, or against, NRG and its subsidiaries would result, from an accounting perspective, in a write-off by Xcel Energy of the investment in NRG. Such write-off would be recorded when Xcel Energy no longer controls the operations of NRG. Assuming that (i) Xcel Energy has fully funded its $300 million obligation under the Support Agreement prior to the filing of the bankruptcy proceeding, (ii) Xcel Energy is required to make payment in full under its guarantees of obligations of NRG and its subsidiaries,10 and (iii) the value of Xcel Energy’s equity investment in NRG is zero, the bankruptcy of NRG would result in an improvement in the capitalization of Xcel Energy, with common stock significantly in excess of 30% of total capitalization.11 The analysis does not take into account any legal fees or fees of other advisors and consultants which may be incurred by Xcel Energy relating to any such bankruptcy proceeding or any liabilities or costs that may arise therefrom.

     In addition, Xcel Energy proposes to issue and sell additional common stock with net proceeds between $300 and $500 million in early 2003, pursuant to the authorization granted in the Financing Orders.12 As noted above, Xcel Energy has a commitment to contribute up to $300 million to NRG under the Support Agreement. It is anticipated that the proceeds of Xcel Energy’s offering of common stock or from any borrowings during the period ending March 31, 2003, would be applied to fund such commitment, to fund payments, if any, on guarantees by Xcel Energy of the obligations of its subsidiaries and for other general corporate purposes.13 See Exhibit J-2, Forecasted Cash Flows of Xcel Energy.

     Xcel Energy believes that granting the proposed relief requested by Xcel Energy from the Xcel 30% Test would be consistent with the public interest and the interests of investors and consumers.

     The customers of the public utility companies in the Xcel Energy system will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo are each in excess of 45% as of August 31, 2002. Furthermore, each of the public

[10] The total exposure of Xcel Energy under guarantees of obligations of NRG and its subsidiaries as of August 31, 2002 was approximately $110 million.

[11] See Exhibit L — Implications of Possible Bankruptcy of NRG.

[12] As discussed in footnote 2, Xcel Energy could issue and have an additional $482.5 million of common stock and long-term debt outstanding. Thus, if Xcel Energy were to issue $500 million of additional common stock pursuant to the Financing Orders, Xcel Energy would need to apply a portion of the net proceeds of such issuance to the repayment of long-term debt, so that the aggregate proceeds from the issuance of common stock issued pursuant to the Financing Orders (other than in respect of employee benefit plans and dividend reinvestment plans) and the aggregate principal amount of long-term debt outstanding does not exceed the $2.0 billion limit authorized in the Financing Orders.

[13] Any financings by NRG during the period ending March 31, 2002, would be pursuant to Rule 52(b). Such financings, if any, are expected to be limited to refinancings of existing obligations. During the period that Xcel Energy does not meet the Xcel 30% Test, NRG will not engage in any financings for the purpose of investing in EWGs or FUCOs.

utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

     Although the ratings of the debt of the Utility Subsidiaries of Xcel Energy have been adversely impacted as a result of the financial difficulties of NRG14, and the cost of borrowing of the Utility Subsidiaries have as a result increased15, such additional costs are not being borne by the ratepayers. Xcel Energy’s Utility Subsidiaries will not seek recovery from their ratepayers of costs or expenses incurred by Xcel Energy or its Utility Subsidiaries because of Xcel Energy’s ownership of NRG. In addition, NSP-M, in existing agreements with the Minnesota Public Utilities Commission related to the merger with New Century Energies, Inc., committed to freeze rates for natural gas service in Minnesota until 2004 and electric service until 2006, subject to the exceptions in the merger stipulations (which are not applicable to the matter at issue). NSP-M will comply with this commitment.

     Xcel Energy has in the past made various commitments to the Commission regarding the segregation and insulation of the Utility Subsidiaries from the businesses of NRG. Xcel Energy made the following commitments and representations in Amendment No. 8 (Third Post-Effective) in this File No. 70-9635 and hereby reaffirms such commitments and representations:

“None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to NRG or to any EWG or FUCO in which Xcel Energy owns an interest. Losses that may be incurred by such EWGs and FUCOs would have no effect on domestic rates of any Utility Subsidiaries, since they undertake not to seek recovery in rates. Moreover, to the extent that there may be any indirect impact on the Utility Subsidiaries from Xcel Energy’s investment in EWGs and FUCOs through effects on Xcel Energy’s capital costs, the states have the authority and the mechanisms to prevent any such adverse effects from being passed on to ratepayers.”

Xcel Energy further commits to take all appropriate steps to ensure that the day-to-day operations of its Utility Subsidiaries will not be affected by the financial condition of NRG.

     The relief being sought by this Amendment also is in the best interest of Xcel Energy’s investors. It is in the interest of Xcel Energy and its investors to preserve, to the extent practicable, the value of Xcel Energy’s investment in NRG and to minimize Xcel Energy’s potential exposure to the creditors of NRG. Xcel Energy’s management, based upon the advice of its financial advisors, believes that the best alternative for NRG to address the issues confronted by NRG as a result of the decline in the independent power production sector is for NRG to pursue a consensual restructuring of its indebtedness and, if that is unsuccessful, to continue with its asset sales in order to reduce its debt and provide it with liquidity.

     Xcel Energy’s management does not believe it is appropriate for it to manage in the short-term to maintain a common equity ratio of at least 30%. The reduction in the common equity

[14] See Exhibit M — Credit Ratings of Xcel Energy, NRG and the Principal Utility Subsidiaries.

[15] See Exhibit K — Effect of NRG-related Downgrade on Cost of Borrowing of Utility Subsidiaries.

ratio of Xcel Energy is driven by activities at its subsidiary, NRG — i.e., write-downs relating to assets “held for sale” and impairment charges relating to projects which are suspended, abandoned or terminated. Although such actions have negative accounting implications, Xcel Energy’s management has concluded that such actions are integral to the restructuring of NRG’s business and, from a business perspective, are in the best interest of its investors.

     Although Xcel Energy’s ratio of common equity to total capitalization is projected to fall below 30%, Xcel Energy believes this will be only a short-term issue. Projections show that, upon consummation of the assets sales at NRG and elimination of the related debt and the consummation of the proposed equity offering by Xcel Energy, the common equity ratio of Xcel Energy will increase to at least the 30% level. Moreover, even in a scenario where NRG seeks protection under the bankruptcy laws, Xcel Energy’s common equity ratio will increase to at least 30%.

     It is critical to the financial stability of Xcel Energy and the Xcel Energy system that the Applicants be authorized to engage in the financing transactions authorized in the Financing Orders during the period that the Xcel 30% Test is not met. The financing transactions engaged in by the Applicants pursuant to the authorization requested by the Applicants herein will otherwise remain subject to the terms set forth in the Financing Orders or in a separate proceeding. Such authorization would be consistent with the purposes of the Act, and would not be detrimental to the public interest or the interest of investors or consumers.

ITEM 2. Fees, Commissions and Expenses

     Xcel Energy expects to pay or incur up to $50,000 in aggregate fees, commissions and expenses in connection with the transactions proposed by this Amendment, in addition to the fees, commissions and expenses relating to the Original Financing U-1. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in the Original Financing U-1.16

ITEM 3. Applicable Statutory Provisions

     A.     General.

     Sections 6(a), 7, 32 and 33 of the Act and Rules 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     The Commission has on several occasions considered the appropriateness of capital ratios. While in past cases, the Commission has considered the 30% common equity ratio

[16] The Original Financing U-1 provides: “All common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.”

adequate,17 the Commission has indicated that the common equity ratio should not be a simple application of arithmetical formulas. In the Matter of Georgia Power Company, Holding Co. Act Release No. 18517 (July 31, 1974), the Commission considered the decline in relative weight of the common equity element in the capital structure of Georgia Power Company as a result of the heavy demands of a construction program which was to be funded, for the most part, by financing. In that situation, the Commission noted:

“While the appropriateness of capital ratios in any given situation is a more complex matter than the simple application of arithmetical formulas, we are not persuaded that Georgia’s present common equity ratio requires immediate and drastic action — particularly under present unfavorable conditions in the market for utility equity securities. It would be imprudent to require Georgia to raise large amounts of equity capital immediately, with no assurance that this could be done on reasonable terms.”

It should be noted that in that instance the capitalization of Georgia Power Company was still comfortably above the 30% common equity ratio.

     However, in later years, the Commission approved transactions for companies in the Southern Company system, including Alabama Power Company and Georgia Power Company, when the 30% common equity ratio was not met. In the Matter of The Southern Company, Holding Co. Act Release No. 21766 (October 29, 1980), in which the Commission approved the issuance of common stock by The Southern Company, it was noted that The Southern Company had a common equity ratio of 28.65% as of June 30, 1980. In September 1980, at a time when The Southern Company had a common equity ratio of less than 30% and the common equity ratio of Alabama Power Company was 28.1% (as of March 31, 1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company. See In the Matter of Alabama Power Company, Holding Co. Act Release No. 21711 (September 10, 1980). In that order the Commission noted:

”. . .the proposed financing is directed to curing critical financial problems of Alabama. The suggestion that the financing program be deferred makes no financial or statutory sense.”

The cause of the financial problems of Alabama Power Company were “largely as a result of prolonged difficulties in securing what it considered sufficient rate relief.” Similarly in October 1980, the Commission authorized the issuance and sale of first mortgage bonds and preferred stock by Georgia Power Company while the common equity ratio of The Southern Company, the registered holding company, was below 30%. See In the Matter of Georgia Power Company, Public Utility Holding Co. Act Release No. 21737 (October 1, 1980).

     In Eastern Utilities Associates, Holding Co. Act Release No. 24879 (May 5, 1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates (“EUA”) and its electric utility subsidiary

[17] See Eastern Utilities Associates, 34 S.E.C. 390, 444-445 (1952); Kentucky Power Company, 41 S.E.C. 29, 39 (1961).

EUA Power Corporation (“EUA Power”) in connection with EUA Power’s investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA’s failure to meet the 30% common equity ratio standard.18 The Commission approved the requests notwithstanding the circumstance that the common equity ratio of EUA would drop to approximately 28.9% and that of EUA Power would drop to approximately 24%.

     The Commission stated that it “under appropriate circumstances has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward.“19 In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook and EUA’s equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power’s financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission concluded that, on balance, EUA Power’s issuance of additional notes, and a further investment by EUA in EUA Power’s preferred stock, is a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission also took into consideration that EUA’s common equity ratio was expected to be above 30% in the near future.

     In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (August 20, 1991), The Columbia Gas System, Inc. (“Columbia”), a debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia’s common equity ratio was below 30%. It was noted that the reduction in Columbia’s common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia’s subsidiaries. It was further noted that the issuance of the notes would result in the reduction of Columbia’s common equity ratio to 28.3%. In this context, the Commission noted:

“As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30%. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30% level.”

     More recently, in Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14, 1999), the Division of Investment Management, on delegated authority, authorized a modification of a financing order granted to Conectiv to modify the condition to its financing authorization that

[18] See Eastern Utilities Associates, Holding Co. Act Releases No. 24245 (Nov. 21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80% debt and 20% equity by EUA Power for the period prior to commercial operation of Seabrook.

[19] See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946); Alabama Power Co., 22 S.E.C. 267 (1946); Consumer’s Power Company, 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).

Conectiv maintain a minimum common stock equity ratio of 30% to 20%.20 Conectiv stated the requested modification in the level of the common stock ratio arose out of restructuring legislation in the states in which its utility subsidiaries operated. It was noted in the Order that:

“The Commission has in the past, however, granted exceptions to the 30% requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future.”

     Most recently, in Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27579 (Oct. 17, 2002), the Commission addressed, among other things, a request by Allegheny Energy, Inc. (“Allegheny”), a registered holding company, and its subsidiary, Allegheny Energy Supply Company LLC (“AES”), also a holding company, to reduce their minimum common equity ratios from 30% to 28% and 20%, respectively, under certain circumstances. In granting the relief requested, the Commission stated:

“The 30% common equity standard is a benchmark rather than an absolute requirement for the capital structure of holding-company systems. The Commission has, in fact, permitted capital structures with less than 30% common equity when mitigating circumstances are present, particularly those involving market conditions.”

The market conditions facing Allegheny and AES are precisely the same facing NRG and, indirectly, Xcel Energy — namely, the significant decline in wholesale power prices and market valuations for independent power producers.

     Xcel Energy respectfully submits that its circumstances meet the standard established by the Commission for relief from the 30% requirement. Xcel Energy faces special circumstances leading to its inability to maintain the 30% standard and it is likely that the standard could be met in the near future.

     As indicated above, the independent power production sector has experienced a significant erosion in market valuations and a fundamental shift in market perception, affecting NRG’s access to external capital. As a result of this market shift, NRG faces an urgent need to address credit and liquidity issues at NRG. As a result of these pressures, following completion of the exchange offer for the common stock of NRG held by the public, NRG has refocused its business objectives and reduced its cash requirements through the sale of existing projects and the deferral, cancellation or abandonment of planned or existing projects.

     The reduction of Xcel Energy’s common equity ratio below 30% will result from a write-off — i.e., the recording of impairment losses relating to assets “held for sale” and projects which are being deferred, cancelled or abandoned in an amount in excess of $2.0 billion. The circumstances giving rise to the reduction in the common equity ratio is similar to that cited in

[20] In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv’s common equity ratio remained under 30% throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29, 2000) and 27507 (March 22, 2002).

the order granted to The Columbia Gas System. However, unlike The Columbia Gas System, Xcel Energy is not in bankruptcy.

     The financings proposed by Xcel Energy is directed to curing critical financial problems, as was the case in Alabama Power Company and Eastern Utilities. Similarly, to defer the requested financings makes no financial or statutory sense. And, as in the case of the Georgia Power Company discussed above, Xcel Energy is facing liquidity needs at a time when the market conditions are not conducive to consummation of an equity offering by Xcel Energy.

     Xcel Energy has requested relief from the 30% Test for a short period, of only six months, primarily to permit it to operate in the ordinary course of business while the restructuring of NRG is completed.

     Furthermore, as discussed above, Xcel Energy respectfully submits that granting the proposed relief requested by Xcel Energy from the Xcel 30% Test would be consistent with the public interest and the interests of investors and consumers.

     B.     Rule 54 Analysis.

     Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs and FUCOs, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel Energy satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

     As of March 31, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $1,247 million. During the second quarter of 2002, Xcel Energy completed the Exchange Offer, made additional investments in NRG in the aggregate amount of $503 million and made an additional investment in Xcel International Argentina in the amount of $8.5 million. In addition, on May 29, 2002, Xcel Energy entered into a support and capital contribution agreement (the “Support Agreement”) pursuant to which Xcel Energy commits under specified circumstances to invest up to an additional $300 million in NRG. As a result, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(1), in EWGs and FUCOs was $2,406 million as of June 30, 2002.21 This amount is within the authorization granted to Xcel Energy in the 100% Order to invest up to 100% of its consolidated retained earnings, as defined in Rule 53 (which, at June 30, 2002, was $2,521.0 million), in EWGs and FUCOs.

     In the 100% Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Except as

[21] For purposes of these calculations, Xcel Energy’s investment in NRG (including Xcel Energy’s investment in NRG resulting from the acquisition of NRG common stock in the Exchange Offer) has been included as an investment in EWGs and FUCOs even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

As a result, the asset sales proposed by NRG will not reduce the aggregate investment by Xcel Energy in EWGs and FUCOs. Proceeds of the asset sales will be applied first to repay any related indebtedness and then to pay operating expenses at NRG. It is not expected that any amounts will flow to Xcel Energy as a return on capital.

described in this Amendment, there has been no material change in the facts or circumstances surrounding Xcel Energy’s capitalization since the 100% Order was issued.

     Reference is made to Exhibit G filed herewith which sets forth Xcel Energy’s consolidated capitalization at June 30, 2002. As is evident from that Exhibit, at June 30, 2002, Xcel Energy’s common equity as a percentage of capitalization was 30.8%. In addition, reflecting actions occurring since June 30, 2002, and results of operations for July and August, 2002, as of August 31, 2002, Xcel Energy’s common equity was 30.6% of capitalization.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

     In accordance with Rule 53(c), the requested authority will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries.

     The Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo are each in excess of 45% as of August 31, 2002. Further, as reflected on the cash flow projections in Exhibit J-2, the common equity ratios of the primary public utility subsidiaries will remain in excess of 45% through the end of the second quarter of 2003.22 Furthermore, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

     While Xcel Energy has adequate liquidity at this time, Xcel Energy does not want to be placed in a position of being unable to finance should an unexpected need for funds arise. Xcel Energy has currently $400 million outstanding under a revolving credit facility that is scheduled to be renewed or replaced on November 8, 2002. In addition to its refinancing needs, Xcel Energy may be required to fund $300 million under the Support Agreement and to make payment in the amount of approximately $110 million under guarantees of obligations of NRG and its subsidiaries. Xcel Energy is requesting authority to finance these needs if necessary. It is critical to the financial stability of Xcel Energy and the Xcel Energy system that the Applicants be authorized to engage in the financing transactions authorized in the Financing Orders during the period the Xcel Energy 30% Test is not met.

     Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. Xcel Energy has requested this relief from the 30% Test for a short period of only six months. As reflected in Xcel Energy’s cash flow projections on Exhibit J-2, Xcel Energy projects that its

[22] Please note that these projections are based upon a number of assumptions, and are subject to certain risks and uncertainties. Actual results may differ materially from the projections in Exhibit J-2.

common equity ratio will be above 30% by the end of the first quarter of 2003.23 Further, Xcel Energy will be able to meet its financial obligations during the forecast period.

ITEM 4. Regulatory Approvals

     No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. Procedure

     Applicants respectfully request that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Amendment to the Original Financing U-1 as soon as possible, such notice to specify the minimum period allowed under the Commission’s rules during which comments may be entered. It is requested that the Commission enter as soon as possible thereafter an appropriate order granting and permitting this Amendment to the Original Financing U-1 to become effective.

     The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission’s decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6. Exhibits and Financial Statements

     A.     Exhibits

Exhibit No.	Description of Document

F-1	Preliminary opinion of counsel

F-2	Past tense opinion of counsel (to be filed by amendment)

G	Capitalization Table of Xcel Energy Inc. ( amended and filed herewith)

H	Form of Notice (previously filed)

I	Schedule of Guarantees

[23] Please note that these projections are based upon a number of assumptions, and are subject to certain risks and uncertainties. Actual results may differ materially from the projections in Exhibit J-2.

Exhibit No.	Description of Document

J-1	Xcel Energy Inc. — Forecasted Capitalization (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-2	Xcel Energy Inc. — Forecasted Cash Flows (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-3	NRG Energy, Inc. — Cash Flow Forecast (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J-4	Projected Financial Statements for 2002 — 2003 for Xcel Energy Inc. and NRG Energy, Inc. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

K	Effect of NRG-related Downgrade on Cost of Borrowing of Utility Subsidiaries (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

L	Implications of Possible Bankruptcy of NRG (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b)

M	Credit Ratings of Xcel Energy, NRG and the Principal Utility Subsidiaries

N	Waiver Extension (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

     B.     Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy as of December 31, 2001 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2001, File No. 1-3034);

1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2001 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2001, File No. 1-3034)

Exhibit No.	Description of Document

2.1	Consolidated Balance Sheet of Xcel Energy as of June 30, 2002 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-3034)

2.2	Consolidated Statement of Income of Xcel Energy for the fiscal quarter ended June 30, 2002 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended June 30, 2002, File No. 1-3034)

ITEM 7. Information as to Environmental Effects

     None of the matters that are the subject of this Amendment involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Amendment will result in changes in the operation of the Applicants and their subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicant has duly caused this Amendment No. 10 to Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 7, 2002

Xcel Energy Inc.

By:	/s/ Gary R. Johnson
Gary R. Johnson Vice President and General Counsel